Exhibit 99.2

SHAREHOLDERS’ QUARTERLY REPORT

For the three months ended March 31, 2005

May 5, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 5, 2005

Basis of Presentation

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the three months ended March 31, 2005, and the notes thereto, together with the MD&A and audited consolidated financial statements and accompanying notes found in the Company’s 2004 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.

Executive Overview

Extendicare Inc. is a major provider of long-term care and related services in North America, and through its subsidiaries, operates 440 nursing and assisted living facilities in the United States and Canada, with capacity for over 34,400 residents. The Company employs 37,600 people in 19 states and four provinces in North America.

The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.

The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.

At March 31, 2005, Extendicare, through its subsidiaries, operated 440 facilities with capacity for 34,437 residents (December 31, 2004 – 263 facilities with capacity for 27,615 residents; March 31, 2004 – 267 facilities with capacity for 27,874 residents). The total number of facilities operated has increased since the end of 2004 by 177 as a result of the January 31, 2005 acquisition of Assisted Living Concepts, Inc. (ALC), with 6,838 assisted living units in 14 states.

The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. – Ohio and Pennsylvania – as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the three months ended March 31, 2005, was 93.4% compared to 92.7% in the same prior year period, and 93.0% for the year ended December 31, 2004.

Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans, and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services are a risk the Company faces. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal and state/provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

The Company’s primary focus remains on its core skilled nursing facility operations, while continuing to grow its complementary long-term care services. By emphasizing quality care of patients and by clustering several long-term care facilities together within the geographic areas served, the Company’s goal is to build upon its reputation as a leading provider of a full range of long-term care services in its communities.

The Company’s key business goals are to: strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements.

In the United States, EHSI’s total and Medicare average daily census for the three months ended March 31, 2005, continued to exceed comparable figures of 2004. Total nursing home average daily census on a same-facility basis was 12,951 in the 2005 first quarter compared to 12,597 in the 2004 first quarter, and 12,704 for the year ended 2004. In its nursing facilities, Medicare census on a same-facility basis increased 12.0% to 2,433 in the 2005 first quarter compared to 2,173 in the 2004 first quarter, and 2,120 for the year ended 2004. The improvement in Medicare census was the direct result of an intense focus on the growth of Medicare census by EHSI’s marketing group in the first quarter of 2005. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. All of these initiatives have driven the improved Medicare census for the 2005 quarter.

For further details on the significant transactions occurring in 2005, refer to “Significant Developments in 2005”, and for an analysis of the Company’s financial results, refer to the discussions under “2005 First Quarter Results”.

Critical Accounting Policies and Estimates

Readers should refer to the MD&A of the Company’s 2004 Annual Report for a full discussion of the Company’s critical accounting policies. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes, they are discussed below under “Significant Developments in 2005”. Management considers the Company’s accounting policies to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There are risks relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the valuation of assets and determination of asset impairment; the measurement of acquired assets and assumed liabilities in business combinations; the accrual for self-insured liabilities; and the accounting for future tax assets and liabilities.

Significant Developments in 2005

Update of U.S. Legislative Actions Affecting Revenue

The majority of the Company’s operations are in the United States where 74.4% of its revenue for the 2005 first quarter was earned. EHSI receives payment for its services and products from the federal program (Medicare) and state medical assistance programs (Medicaid), as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.

The following table sets forth EHSI’s percentage of its total revenue from Medicare, private/other, and Medicaid sources, both excluding and including prior period revenue settlement adjustments:

	Excluding prior period revenue
	settlement adjustments			Actual
			Year			Year
	First Quarter		ended	First Quarter		ended
	2005	2004	2004	2005	2004	2004

Medicare	29.7%	30.5%	29.9%	28.0%	30.3%	29.8%
Private/other	26.7	23.6	23.0	25.1	23.5	22.9
Medicaid	43.6	45.9	47.1	46.9	46.2	47.3

The increase in the proportion of private/other revenue in the 2005 first quarter compared to 2004 is primarily due to the January 31, 2005 acquisition of ALC.

Medicare Funding

The long-term care industry is currently receiving a Medicare funding enhancement referred to as “RUGs Refinements”, which are a 20% add-on to rates for 15 Resource Utilization Groups, or RUGs. The 20% add-ons from three RUGs categories were later redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each. Based upon a July 2004 CMS announcement, the RUGs Refinements extend only until September 30, 2005. U.S. Congress has enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations prior to the implementation of a RUGs Refinement change whereby all or part of the enhancement is discontinued. In February 2005, the U.S. President’s Proposed Budget provides for the discontinuance of the RUGs Refinements effective October 1, 2005. The President’s Proposed Budget is subject to legislative review and the budget being passed by the United States Government. Based upon the Medicare case mix and census for the quarter ended March 31, 2005, EHSI estimates that it received an average of US$25.65 per Medicare patient day, which on an annualized basis amounts to $28.3 million (US$23.1 million) related to the RUGs Refinements. The implementation of a RUGs Refinement change whereby all or part of the enhancement is discontinued could have a significant adverse effect on the Company.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. The President’s Proposed Budget, which is subject to legislative review, provides for the implementation of the plan over a three-year period commencing on October 1, 2005. Under current law, skilled nursing facilities are reimbursed 100% for bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2005; 80% beginning October 2006; and 70% beginning October 2007. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this occur, the negative impact on pre-tax earnings would be: $0.5 million (US$0.4 million) in 2005; $2.0 million (US$1.7 million) in 2006; $3.5 million (US$2.9 million) in 2007; and $4.6 million (US$3.8 million) in 2008.

State Plan Amendments That Affect Medicaid Rates

Several states in which EHSI operates have submitted plan amendments and waivers to CMS which seek to increase the level of federal funding for the states’ Medicaid programs and, if approved, would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes.

In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved and committed to the state plan amendment and waiver. The Pennsylvania plan covers a four-year period from July 1, 2003 to June 30, 2007, and the rates for the first two fiscal years have been provided. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million (US$16.5 million) and provider tax expense of $16.4 million (US$13.3 million) relating to the period from July 1, 2003 to December 31, 2004. In addition, the 2005 first quarter results included current period revenue of $3.1 million (US$2.5 million) and additional provider tax expense of $2.7 million (US$2.2 million) relating to the approved plan. The receipt of the aggregate incremental revenue and payment of the aggregate provider taxes will occur in the 2005 second quarter, and therefore resulted in an increase in the balance of accounts receivable and accrued liabilities, respectively at March 31, 2005.

In May 2005 the State of Indiana announced that it had received approval from CMS of a state plan amendment and waiver, which will increase federal funding for the Medicaid program retroactively back to July 1, 2003. The state plan amendment is subject to final approval by the State. Though amounts for certain periods have to be quantified, initial estimates indicate that the impact to EHSI will be to increase earnings before income taxes by approximately $6.7 million (US$5.5 million) in 2005 pertaining to the 21-month period ended March 31, 2005.

Update of Canadian Legislative Actions Affecting Revenue

In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.

Ontario Property Tax Funding

In 2004 the Ontario government reduced the funding to long-term care providers for property taxes from 90% to 80%. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which has put a strain on the government’s allocated pool of funds. The reduction in funding for 2004, from 90% to 80%, lowered ECI’s revenue for 2004 by $0.8 million. In the 2005 first quarter, ECI received a pick up of $0.4 million in property tax funding for the 2004 calendar year as a result of the government’s year-end balancing of its available pool of funds, which differed due to the timing of the opening of new homes. Property tax funding levels for 2005 remain at the 80% level. However, there can be no assurance that funding will not be reduced in the future. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

Ontario Long-term Care and Home Care Funding – 2004 Budget

In May 2004, as part of its 2004 Budget, the Ontario government announced plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget calls for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes by hiring 2,000 new staff (600 of which are to be nurses), additional training of front-line staff to provide more personal care, and the establishing of a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. The new funding began on October 1, 2004, and the government indicated that a further increase would occur on April 1, 2005. At the end of 2004, ECI operated 4,981 owned or leased long-term care beds in Ontario, and estimates that the funding increase will represent additional annual revenue of approximately $6.6 million beginning October 1, rising to $8.0 million on April 1, 2005. Most of the additional funding will be used to pay for enhanced resident care in the nursing homes through the nursing and personal care envelope (nursing envelope) and the program and support services envelope (program envelope), with about $1.5 million of the annual revenue increase directed towards the accommodation envelope to assist in offsetting inflationary cost increases.

The 2004 Budget also calls for an additional investment of $448.0 million in home care over the next four years. The government indicated that as part of its four-year commitment to improve home care services, 95,700 more Ontarians will receive home care, and 6,000 more Ontarians will receive compassionate end-of-life care in their homes. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s CCACs in the latter half of 2004, targeted towards acute home care, end-of-life care, and chronic home care services. To date there is no evidence that the CCACs have passed these funds onto the care providers to increase the number of home care visits in the Province. In its announcement, the government indicated that 21,000 additional people would benefit from home care and end-of-life services in 2004. The government also noted that it remains committed to investing $10.0 million to help patients and their families acquire medical equipment for home use through a not-for-profit agency. It is unclear at this time how much of the funds will be spent on each program. As such, it is not possible to predict to what extent Extendicare, through its ParaMed Home Health Care operations, will benefit. ParaMed and other providers are seeking more definitive answers from the government.

Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements

On January 31, 2005, the shareholders of ALC approved the merger and acquisition, and EHSI completed the acquisition for a total of approximately US$285.0 million including the assumption of debt of approximately US$141.0 million, for a net cash cost of approximately US$144.0 million. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare’s Canadian operations. The acquisition was accounted for as a purchase transaction. Refer to note 2 of the unaudited interim consolidated financial statements for the three months ended March 31, 2005, for further details. ALC’s financial results for the two months ended March 31, 2005, are included in the consolidated results of the Company for the 2005 first quarter. ALC contributed revenue of $35.7 million (US$29.1 million) and EBITDA of $6.6 million (US$5.4 million). The Company is in the process of, and will complete by the end of 2005, the valuation of ALC’s net assets acquired. Finalization of the valuation may alter the preliminary purchase price allocation along with depreciation and amortization.

In January 2005 EHSI amended its senior secured revolving credit facility (the “Credit Facility”) to accommodate the ALC acquisition. The ALC debt assumed in the acquisition is non-recourse to EHSI and the debt and earnings of ALC are excluded from existing financial covenants under EHSI’s Credit Facility. In addition, ALC and its subsidiaries are excluded from the list of EHSI’s subsidiaries that are guarantors of EHSI’s Senior Notes and Senior Subordinated Notes. EHSI is restricted from borrowing under its Credit Facility to support the ALC operations, and all cash flow from ALC will be retained within the ALC operation. ALC’s cash balance at March 31, 2005, was $5.5 million (US$4.5 million), compared to $8.1 million (US$6.5 million) at January 31, 2005.

In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of the 37 facilities leased by ALC from LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. The 37 leases formerly had expiration dates ranging from 2007 through to 2015. Under the terms of the master lease agreements, the initial 10-year lease commenced on January 1, 2005, and there are three successive 10-year lease renewal terms at EHSI’s option. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 will be US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% annually for each of the calendar years 2009 through 2014. Annual minimum rent during any extended term will increase a minimum of 2%. The MOU provides that LTC will not assert certain events of default against ALC under the original leases.

In March 2005 EHSI amended the lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, under which ALC leases five assisted living facilities located in the State of Oregon. Under the terms of the agreement, the termination date of the leases was changed to December 31, 2009 and ALC received an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $15.7 million (US$12.8 million) was recorded, which represents the estimated market value of the properties as of March 31, 2005, and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009 with closing to occur on or about December 31, 2009.

Prior to completion of the acquisition of ALC, EHSI conducted a due diligence review to ascertain the risks associated with the acquisition. Though the Company believes these due diligence efforts identified and quantified those risks, by virtue of this acquisition EHSI assumed all current and former financial, legal, regulatory and environmental risks associated with ALC. Since February 1, 2005, the Company has commenced the integration of ALC, which has included changes in senior and middle management personnel at ALC. The Company has relocated the head office of ALC, and as of May 1, 2005, moved all accounting and information systems, from Dallas, Texas to Milwaukee, Wisconsin.

Valuation Adjustment on Interest Rate Caps

The Company recorded a pre-tax charge in the three months ended March 31, 2005, of $1.6 million related to the valuation of its U.S. operations interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes and therefore, are required to be adjusted to market value each period, with any change reported in the statement of earnings. On an after-tax basis, the charge booked was $1.0 million, or a loss of $0.01 per diluted share.

Loss (Gain) from Asset Disposals, Impairment and Other Items

The Company reported an overall pre-tax gain of $0.2 million related to a number of transactions during the first quarter of 2005, which are described below, in comparison to a pre-tax gain of $10.1 million in the 2004 first quarter.

In the 2005 first quarter, EHSI prepaid an Industrial Development Revenue Bond totalling $11.7 million (US$9.5 million) and a mortgage totalling $6.5 million (US$5.3 million), which resulted in a pre-tax charge to earnings of $0.3 million to write off deferred financing costs.

In January 2005, EHSI sold for $2.3 million (US$1.9 million) in cash a former nursing home property in Maryland that had been closed since 1998. The pre-tax gain on the disposition was $0.5 million.

Construction

EHSI is in the midst of a two-phase construction program. Phase I consists of seven projects to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Six of the projects have been completed and the remaining one is due to open by the end of 2005. Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units, and two projects have been completed this year, representing 18 nursing beds and 25 assisted living units. Phase II represents seven new developments to add 276 assisted living units during 2005 and 2006. Three of these projects were completed in April 2005, adding 110 assisted living units.

Other

In 2004, EHSI transferred the operations of its Lakeside nursing facility to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. Under the terms of an agreement with Lakeside Health, EHSI is responsible for funding operating losses of the Lakeside nursing facility during the term of the agreement. If, beginning after a date which is 60 days after the facility has cleared all regulatory deficiencies in existence as of July 31, 2004, Lakeside Health incurs operating losses totalling more than US$3.0 million, or if Lakeside Health incurs operating losses for any consecutive three-month period in excess of US$1.0 million, the Company may terminate the agreement. In September 2004, Lakeside Health cleared all regulatory deficiencies existing as of July 31, 2004. Lakeside

Health incurred net losses of US$1.7 million for the three months ended March 31, 2005, and US$1.8 million for the five months ended December 31, 2004. EHSI has advanced to date US$6.2 million to fund operating losses of Lakeside Health, and as at March 31, 2005, had advances due from Lakeside Health of US$2.8 million. These advances are secured by a first security interest in Lakeside Health’s accounts receivable.

EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. Provisions for this claim are included in the Company’s consolidated financial statements. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement. There has been no change in the status of the above issues since December 31, 2004.

Subsequent Event

In May 2005 EHSI entered into a definitive agreement to acquire a 127-bed nursing facility in Kentucky for cash of US$8.3 million. The Company anticipates completing the acquisition on May 31, 2005.

Summary of Quarterly Results

The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2005	2004	2004	2003	2004	2003	2004	2003

Revenue	488,061	429,572	445,639	420,714	445,601	433,054	425,988	431,543
EBITDA (1)	59,146	50,980	59,054	46,075	62,566	50,651	51,992	50,603

Earnings from health care before undernoted (1)	18,398	15,165	21,688	9,658	23,262	12,569	20,587	14,348
Valuation adjustment on interest rate caps, net of tax	(968)	–	(3,661)	–	(1,592)	–	(1,143)	–
Gain (loss) from asset disposals, impairment, and other items, net of tax	127	10,722	(269)	(176)	(3,141)	–	(4,760)	–
Prior year tax benefit	–	–	–	–	–	–	38,968	–

Earnings from health care	17,557	25,887	17,758	9,482	18,529	12,569	53,652	14,348
Share of equity accounted earnings	606	2,452	584	2,643	1,083	1,197	5,256	2,559

Net earnings	18,163	28,339	18,342	12,125	19,612	13,766	58,908	16,907

Diluted earnings (loss) per share ($) (2)
Health care operations before undernoted	0.26	0.21	0.31	0.14	0.33	0.17	0.29	0.21
Valuation adjustment on interest rate caps	(0.01)	–	(0.05)	–	(0.03)	–	(0.01)	–
Gain (loss) from asset disposals, impairment, and other items	–	0.16	(0.01)	–	(0.04)	–	(0.08)	–
Prior year tax benefit	–	–	–	–	–	–	0.56	–
Share of equity accounted earnings	0.01	0.03	0.01	0.04	0.02	0.02	0.08	0.03

	0.26	0.40	0.26	0.18	0.28	0.19	0.84	0.24

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.

Non-GAAP Measures

EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.

The Company has also reported separately a “prior year tax benefit” in 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term, “health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Impact of Foreign Currency Translation

The majority of Extendicare’s operations are conducted in the United States, which accounted for 74.4% of total revenue in the 2005 first quarter. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in the first quarter of 2005 in comparison to the first quarter of 2004. In addition, this impacted the quarterly trend of earnings for the prior quarters.

The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the first quarter of 2005 and 2004, and its effect on the 2005 first quarter results.

	First Quarter
	2005	2004

Average US/Canadian dollar exchange rate	1.2267	1.3180

First Quarter
(millions of dollars)	2005 vs 2004

Revenue	(27.0)
EBITDA	(3.7)
Net earnings	(1.1)

The following is a reconciliation of earnings before income taxes and EBITDA for each of the eight most recently completed quarters.

	First Quarter			Second Quarter		Third Quarter			Fourth Quarter
(millions of dollars)	2005		2004	2004	2003	2004		2003	2004	2003

Earnings before income taxes	28.8		34.1	27.0	15.5	29.2		20.1	21.8	22.2
Add (deduct)
Depreciation and amortization	15.2		14.1	14.7	15.5	14.1		15.8	13.9	16.0
Interest, net	13.9		12.9	9.7	14.9	11.2		14.8	6.3	12.4
Valuation adjustment on interest rate caps	1.6		–	5.9	–	2.6		–	1.9	–
Loss (gain) from asset disposals, impairment, and other items	(0.2)		(10.1)	1.8	0.2	5.4		–	8.1	–

EBITDA	59.1	(1)	51.0	59.1	46.1	62.6	(1)	50.7	52.0	50.6

(1)	Does not add due to rounding.

2005 First Quarter Results

Extendicare’s net earnings for the 2005 first quarter were $18.2 million ($0.26 per diluted Subordinate Voting Share) compared to $28.3 million ($0.40 per diluted Subordinate Voting Share) in the 2004 first quarter. The 2004 first quarter earnings included an after-tax gain of $10.7 million on the sale of assets. Net earnings from the U.S. operations improved $2.0 million. The Canadian operations reflected a $10.4 million decline in net earnings. However, the 2004 first quarter included an after-tax gain of $12.3 million on the disposal of nursing and retirement homes in Canada. The Company’s share of equity accounted earnings declined primarily due to lower investment income earned by Crown Life Insurance Company.

In comparison to the 2004 fourth quarter, the 2005 first quarter net earnings reflect a $40.7 million decline. The U.S. operations declined $34.3 million; however, the 2004 fourth quarter results included the benefit of a prior year tax recovery of $39.0 million and a net after-tax loss of $6.2 million on other items related to the valuation of interest rate caps, and disposal and impairment of assets. The 2005 first quarter results of the U.S. operations included a $0.9 million after-tax loss on the valuation of interest rate caps. Prior to these items, the change in net earnings from the U.S. operations was essentially unchanged. The improvements in nursing home occupancy and Medicare census, together with the additional Medicaid funding and contribution from the ALC acquisition, were offset by higher costs for resident care, employee benefits, and non-recurring interest income. The decline in the Canadian operations results from the 2004 fourth quarter was primarily due to seasonality. First quarter results are typically affected by higher utility costs associated with the winter climate, increased spending under the nursing envelope programs which even out by the fourth quarter, higher wages costs, and the loss of earnings from the flu program conducted in the fourth quarter of each year.

				Change			Change
				Q1/05			Q1/05
	Q1		Q1	over		Q4	over
(millions of dollars unless otherwise noted)	2005		2004	Q1/04		2004	Q4/04

Earnings from health care
United States	15.2		13.2	2.0		49.5	(34.3)
Canada	2.3		12.7	(10.4)		4.2	(1.9)

	17.6	(1)	25.9	(8.3	)(1)	53.7	(36.1	)(1)
Share of equity accounted earnings	0.6		2.4	(1.8)		5.2	(4.6)

Net earnings	18.2		28.3	(10.1)		58.9	(40.7)

Diluted earnings per Subordinate Voting Share ($)	0.26		0.40			0.84
Average US/Canadian dollar exchange rate	1.2267		1.3180			1.2226

(1)	Does not add due to rounding.

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.2267 for the 2005 first quarter, 1.3180 for the 2004 first quarter, and 1.2226 for the 2004 fourth quarter. The 2005 first quarter net earnings were negatively impacted by $1.1 million as a result of applying the lower 2005 average foreign exchange rate of 1.2267 versus the 2004 first quarter rate of 1.3180 on translation of the U.S. operations.

Revenue

Revenue increased $58.5 million, or 13.6%, to $488.1 million in the 2005 first quarter compared to the 2004 first quarter. The stronger Canadian dollar negatively impacted total revenue by $27.0 million. ALC contributed revenue of $35.7 million (US$29.1 million) to the improvement in the quarter. Excluding ALC and the net impact of other new and disposed facilities, revenue on a same-facility basis grew 6.8% and was impacted by a number of items which are discussed below.

				Change				Change
				Q1/05				Q1/05
	Q1		Q1	over		Change	Q4	over
(millions of dollars unless otherwise noted)	2005		2004	Q1/04		(%)	2004	Q4/04

Revenue
United States in its functional currency (US$)	296.2		233.7	62.5		26.7	243.3	52.9
Translation to Canadian dollars	67.1		74.3	–		–	54.5	–

United States (C$)	363.3		308.0	55.3		18.0	297.8	65.5
Canada	124.7		121.6	3.1		2.5	128.2	(3.5)

	488.1	(1)	429.6	58.5	(1)	13.6	426.0	62.1	(1)

(1)	Does not add due to rounding.

Revenue – U.S. Operations

Revenue from U.S. operations grew 26.7% in its functional currency to US$296.2 million in the 2005 first quarter compared to the 2004 first quarter. Excluding a net improvement of US$26.1 million from new and disposed operations, revenue on a same-facility basis grew US$36.4 million, or 16.0%. Favourable Medicaid revenue adjustments of US$17.0 million were realized in the 2005 first quarter compared to US$1.3 million in the 2004 first quarter. Before these prior year revenue adjustments revenue grew 9.1%, primarily due to an 8.1% increase in average nursing home rates, and a 2.8% increase in nursing home resident occupancy, of which Medicare patient census improved by 12.0%.

The following table provides further details on the US$36.4 million improvement in revenue from same-facility U.S. operations.

(US$ millions)

15.7	–	favourable prior year revenue adjustments (2005 of $17.0 million compared to 2004 of $1.3 million);
11.9	–	increase (decrease) in average nursing home rates (Medicaid $7.9 million, Medicare $4.1 million, and private/other $(0.1) million);
9.6	–	increase (decrease) in nursing home resident census (Medicare $7.6 million, Medicaid $2.3 million and private/other $(0.3) million);
1.0	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
(2.3)	–	decrease due to one additional day in 2004; and
0.5	–	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

			Change		Change
			Q1/05		Q1 over
	Q1	Q1	over	Q4	Q4/2004
U.S. Nursing Home Operating Statistics	2005	2004	Q1/04 (%)	2004	(%)

Average daily census (same-facility basis)
Medicare	2,433	2,173	12.0	2,141	13.6
Private/other	2,018	2,110	(4.4)	2,119	(4.8)
Medicaid	8,500	8,314	2.2	8,552	(0.6)

Total	12,951	12,597	2.8	12,812	1.1

Medicare as a percent of total census (same-facility basis)	18.8	17.2		16.7
Medicaid as a percent of total census (same-facility basis)	65.6	66.0		66.7

Average percentage occupancy (same-facility basis)	93.8	91.4		92.7

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	370.68	346.82	6.9	370.57	–
Private/other	196.61	192.77	2.0	189.57	3.7
Medicaid	144.87	134.37	7.8	141.45	2.4
Medicare Part A	340.14	317.99	7.0	338.07	0.6

(1)	Excludes prior period settlement adjustments.

Average U.S. Medicare rates increased 6.9% to US$370.68 in the 2005 first quarter in comparison to the 2004 first quarter. CMS implemented an inflationary rate increase on October 1, 2004 of 2.8%. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served.

Excluding the impact of the prior period Medicaid revenue settlements, the Company benefited from a 7.8% average rise in Medicaid revenue per resident day from the 2004 first quarter, resulting in higher revenue of US$7.9 million between periods. For a number of states, the increase was primarily attributable to funding to offset higher state assessment fees and taxes and to care for higher acuity care level residents. The increase in provider taxes in the 2005 first quarter in comparison to the 2004 first quarter was US$3.5 million. Net of these increases in provider taxes, the Medicaid rate increased 4.8%.

Revenue – Canadian Operations

Revenue from Canadian operations grew $3.1 million, or 2.5%, in the 2005 first quarter compared to the 2004 first quarter. The comparability between periods was impacted by the loss of revenue from nursing and retirement homes sold in 2004, partially offset by the added revenue from the opening of new facilities, which resulted in a net decline of $1.4 million. Revenue from Canadian operations on a same-facility basis grew $4.5 million, or 3.8%. Of this, $2.2 million was due to prior year property tax funding adjustments, and the rest was primarily due to increased funding for resident care. This was partially offset by lower revenue from home health care operations due to a decline in hours of service and one less day in the quarter. With respect to the property tax funding adjustments, the 2004 first quarter results included a provision for an anticipated $1.8 million reduction in funding. The Ontario government subsequently revised its funding formula, resulting in a reversal of the $1.8 million in the 2004 second quarter. In addition, the 2005 first quarter results included a $0.4 million pick up in property tax funding resulting from the government’s year-end balancing of its available pool of funds for the 2004 calendar year.

In comparison to the 2004 fourth quarter, revenue from Canadian operations in the 2005 first quarter declined by $3.5 million. Nursing home operations revenue was lower by $2.4 million primarily because of the timing of revenue recognition and spending under the Ontario nursing and program flow-through envelopes, and because there were two less days in the quarter. Home health care revenue was down by $1.3 million because of the two less days in the quarter, lower hours of service, and the loss of revenue from the flu program which is only conducted in the fourth quarter.

EBITDA

EBITDA rose 15.9% to $59.1 million in the 2005 first quarter from $51.0 million in the 2004 first quarter, and as a percent of revenue increased to 12.1% from 11.9%. ALC contributed $6.6 million (US$5.4 million) to EBITDA in the quarter. EBITDA in the 2005 first quarter was negatively impacted by $3.7 million as a result of applying the lower 2005 period average foreign exchange rate of 1.2267 versus the 2004 first quarter rate of 1.3180 on translation of the U.S. operations.

			Change			Change
			Q1/05			Q1/05
	Q1	Q1	over	Change	Q4	over
(millions of dollars unless otherwise noted)	2005	2004	Q1/04	(%)	2004	Q4/04

EBITDA
United States in its functional currency (US$)	40.1	33.2	6.9	20.8	31.4	8.7
Translation to Canadian dollars	9.1	10.5	–	–	6.7	–

United States (C$)	49.2	43.7	5.5	12.6	38.1	11.1
Canada	9.9	7.3	2.6	35.6	13.9	(4.0)

	59.1	51.0	8.1	15.9	52.0	7.1

Average US/Canadian dollar exchange rate	1.2267	1.3180			1.2226

EBITDA U.S. Operations

U.S. EBITDA grew 20.8% in its functional currency to US$40.1 million in the 2005 first quarter, and as a percent of revenue were 13.6% compared to 14.2% in the 2004 first quarter. EBITDA margins declined primarily due to increased drug and supply costs associated with a higher acuity mix of Medicare patients and an increase in current period provider taxes and employee benefit costs. Excluding the net improvement between periods of US$4.0 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$2.9 million, or 8.7%. Revenue improvements of US$36.4 million discussed above were partially offset by higher operating, administrative and lease costs of US$33.5 million, as detailed in the table below.

(US$ millions)

16.8	–	higher state assessments and bed taxes imposed in association with the Medicaid funding changes, of which $13.3 million is for prior period adjustments;
12.3	–	rise in labour-related costs of 8.9%, which included an average wage rate increase of 1.2% in nursing home operations;
1.4	–	rise in drug costs due to higher resident census, Medicare mix and prices;
0.9	–	increase in supplies expense; and
2.1	–	rise in other costs.

EBITDA — Canadian Operations

EBITDA from Canadian operations increased $2.6 million to $9.9 million in the 2005 first quarter from $7.3 million in 2004 first quarter. Excluding the net impact of new facilities and the sale of nursing and retirement homes, EBITDA improved by $2.9 million between periods. Of this, $2.2 million was because of the prior period property tax funding adjustments.

In comparison to the 2004 fourth quarter, EBITDA from Canadian operations for the 2005 first quarter declined by $4.0 million. This was primarily due to seasonality. Utility costs were up $1.4 million due to the colder climate during the 2005 first quarter. The timing of spending under the nursing and program envelopes resulted in reduced EBITDA of $0.8 million, which typically reverses itself by the end of the year. The flu program, which is only operational in the fourth quarter, resulted in a $0.5 million negative variance between periods. Stock based compensation costs increased $0.4 million because of the appreciation in the Company’s share price. The remaining $0.9 million decline was due to a number of other items, including higher labour related costs and a decline in home health care hours of service.

Depreciation and Amortization

Depreciation and amortization costs were up by $1.0 million in the 2005 first quarter in comparison to the 2004 first quarter. Excluding a favourable $1.0 million due to the stronger Canadian dollar, these costs increased $2.0 million between periods as a result of the ALC acquisition.

Interest

Net interest costs for the 2005 first quarter were up $1.0 million from the 2004 first quarter. The 2004 first quarter results included non-recurring interest income associated with the settlement of the Greystone notes receivable of $1.3 million. The added interest costs associated with the ALC acquisition were offset by a decline in other debt, lower interest rates and the change in the foreign exchange rates.

Income Taxes

The Company reported a tax provision of $11.2 million in the 2005 first quarter compared to $8.2 million in the 2004 first quarter. The Company’s effective tax rate was impacted in the 2004 first quarter by asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate in the 2005 first quarter was 38.9% compared to 36.8% in the 2004 first quarter. The Company’s effective tax rate in 2004 was lower primarily because of available state non-capital operating losses.

Share of Equity Accounted Earnings

The Company reported its share of equity accounted earnings of $0.6 million in the 2005 first quarter compared to $2.5 million in the 2004 first quarter. This decline reflects lower investment income earned by Crown Life as a result of dividends paid to its shareholders in 2004.

Liquidity and Capital Resources

Sources and Uses of Cash

At March 31, 2005, the Company had cash and cash equivalents of $46.6 million compared with $156.2 million at December 31, 2004. The decline in the Company’s overall cash position was as a result of the approximately $104.5 million (US$84.2 million) of cash on hand used to acquire ALC on January 31, 2005.

Cash flow provided by operations was $15.0 million in the 2005 first quarter compared to $13.4 million in the 2004 first quarter. The improvement in earnings is not fully reflected in cash flow from operations for the 2005 first quarter because of the timing of settlement of the Pennsylvania Medicaid amounts, which contributed to an increase in both accounts receivable and accrued liabilities at the end of March 2005. In addition, the prepayment of insurance premiums in the first quarters of each of 2005 and 2004 resulted in a use of cash for the periods.

Cash used in investing activities was $185.5 million in the 2005 first quarter compared to cash provided of $5.1 million in the 2004 first quarter. The cost of the 2005 acquisition of ALC was $170.9 million, after cash acquired of $8.1 million. Property and equipment expenditures, excluding acquisitions, were $16.1 million in the 2005 first quarter and $16.4 million in the 2004 first quarter. The portion of these expenditures related to the growth of the business – such as construction of facilities and bed additions – was approximately $7.0 million and $7.4 million, respectively, and related primarily to the Company’s U.S. construction program. The 2004 first quarter cash proceeds of $18.5 million related to the sale of two Ontario facilities.

The 2005 first quarter financing activities provided cash of $60.2 million, primarily related to borrowings made under the Company’s U.S. line of credit to acquire ALC, of which a balance of $70.2 million remained at March 31, 2005. The Company used cash of $25.0 million during the 2005 first quarter to repay debt, of which $18.2 million was used to retire debt ahead of schedule. The 2004 first quarter financing activities used cash of $18.3 million, primarily related to the early retirement of debt.

Capital Structure

	Mar. 31	Dec. 31	Dec. 31
(millions of dollars unless otherwise noted)	2005	2004	2003

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	297.6	295.5	294.6
Preferred shares	17.2	17.2	17.7

	314.8	312.7	312.3
Retained earnings	166.7	151.9	32.0
Foreign currency translation adjustment account	(7.5)	(7.6)	12.1

Shareholders’ equity	474.0	457.0	356.4

Long-term debt, including current portion	861.5	620.9	757.5
Long-term debt to equity (ratio)	1.82:1	1.36:1	2.13:1
Subordinate Voting Shares (number at period end)	57,253,484	56,687,086	56,575,211
Multiple Voting Shares (number at period end)	11,894,094	11,904,992	11,912,692
US/Canadian dollar exchange rate (at period end)	1.2096	1.2020	1.2965

		Number of	Closing
	TSX	Shares	Market
Share Information (at April 30, 2005)	Stock Symbol	Outstanding	Value(1)

Subordinate Voting Shares	EXE.SV	57,187,059	$16.78
Multiple Voting Shares	EXE.MV	11,887,494	17.02
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	97,605	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	19.60
Adjustable Dividend, Series 4	EXE.PR.D	241,240	24.50
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	20.05

(1)	Per the Toronto Stock Exchange.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.2096 at March 31, 2005 and 1.2020 at December 31, 2004. The change in rates had little impact on the foreign currency translation adjustment account for the period.

Long-term Debt

During the 2005 first quarter there were a number of significant changes in the Company’s long-term debt and associated financial instruments, primarily due to the January 31, 2005 acquisition of ALC as described under “Significant Developments in 2005 – Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements”. Below is a summary of the changes that occurred in the Company’s long-term debt. The full terms and conditions of the Company’s new long-term debt obligations are disclosed in note 7 to the unaudited interim consolidated financial statements for the three months ended March 31, 2005.

Long-term debt, including the portion due within one year, increased $240.6 million to $861.5 million at the end of March 2005, compared to $620.9 million at December 31, 2004. Increases in debt totalling $269.8 million related to: $179.3 million of debt assumed in the acquisition of ALC; $72.1 million drawn on the revolver line to finance the acquisition of ALC; $15.7 million of capital lease obligations related to the modification of the lease arrangements with Assisted Living Facilities, Inc.; and $2.7 million of capital lease obligations related to the Ontario new homes. These increases were partially offset by a $29.2 million decline in long-term debt related to: the early retirement of $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds; the early retirement of $6.5 million in mortgages; $6.8 million of scheduled regular repayments; and $4.2 million because of the change in the foreign exchange rates.

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at March 31, 2005, was approximately 7.2% compared to 7.3% at December 31, 2004. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 46.0% of the long-term debt was effectively at fixed rates at the end of March 2005, compared to 44.5% at the end of 2004. EHSI and ALC are in compliance with all of their respective financial covenants as of March 31, 2005.

Interest Rate Swap and Cap Arrangements

To hedge its exposure to fluctuations in the market value, EHSI has two interest rate swap and two interest rate cap agreements relating to its 9.5% Senior Notes due 2010 (the “2010 Senior Notes”) and 6.875% Senior Subordinated Notes due 2014 (the “2014 Notes”), for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP, and therefore, changes in market value are recorded in earnings.

As of March 31, 2005, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.6 million (US$0.5 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $7.0 million (US$5.8 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. As a result of a decline in the volatility of rates in 2005, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment expense of $1.6 million (US$1.3 million) in the 2005 first quarter.

Normal Course Issuer Bid and Purchase Obligation

The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 8,276,900 Multiple Voting and Subordinate Voting shares at a cost of $42.2 million, or an average cost of $5.10 per share. There were no shares acquired during the 2005 first quarter. However, in April 2005, the Company acquired 135,800 Subordinate Voting and Multiple Voting shares at a cost of $2.4 million, or an average cost of $18.01 per share. The reduction in preferred shares related to the Company’s annual obligation to purchase its Class I, Preferred Shares Series 2, whereby the Company is obliged to make its best efforts to acquire 71,637 of these shares annually on the open market.

Stock Option Plan

As of March 31, 2005, a total of 3,259,500 Subordinate Voting Shares have been reserved under the Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”), of which a total of 1,192,350 Subordinate Voting Shares have been granted. Of the options granted, 571,650 were exercisable at a weighted average exercise price of $4.10. During the 2005 first quarter, 511,000 options were awarded at a weighted average exercise price of $18.01, and included tandem SARs. The grants vest equally over the first four years and expire at the end of 10 years. During the 2005 first quarter, 555,500 Subordinate Voting Shares were issued on the exercise of stock options.

Future Liquidity and Capital Resources

Management believes that cash from operations, anticipated growth, together with available bank credit facilities will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At March 31, 2005, EHSI had US$79.6 million available under its revolver loan, and Extendicare’s Canadian operations had cash and available bank lines totalling $48.5 million.

In 2005, the Company’s Board of Directors declared the first quarterly dividend on its common shares since 1991. The Board has declared a quarterly dividend payable on each of May 16, 2005 and August 15, 2005, of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. Based on the number of common shares currently outstanding, this translates to an annual dividend payout of $12.6 million. Future declarations of dividends are at the discretion of the Board of Directors.

EHSI is in the midst of completing Phase I and II of its construction program. Phase I consists of seven new developments to add 165 units, of which four projects for 106 units were completed in 2004, two projects for 43 units have been completed thus far in 2005, and the remaining project is to be completed by the end of 2005. Phase II represents seven new developments to add 276 assisted living units during 2005 and 2006. Three of these projects were completed in April 2005, adding 110 assisted living units. To the end of March 31, 2005, the Company had spent $32.6 million (US$25.0 million) on these projects, of which $7.0 million (US$5.7 million) was spent during the 2005 first quarter. EHSI estimates a further $22.9 million (US$18.9 million) will be required to complete them, for which purchase commitments of $11.4 million (US$9.4 million) were outstanding at the end of March 2005.

In addition, EHSI had other capital expenditure purchase commitments of $9.6 million (US$7.9 million) and ECI had commitments totalling $4.3 million outstanding at the end of March 2005.

Contractual Obligations

The acquisition of ALC during the 2005 first quarter resulted in significant changes to the Company’s contractual obligations associated with the assumption of new debt, capital leases and operating leases. The table below provides aggregated information about the Company’s contractual obligations at March 31, 2005, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the
		end of			After
(millions of dollars)	Total	2005	2006 – 2007	2008 – 2009	2009

Canadian operations
Long-term debt	135.9	2.8	18.1	25.1	89.9
Capital lease obligations	286.9	9.7	25.9	25.9	225.4
Operating lease obligations	6.8	1.3	2.3	1.7	1.5
United States operations
Long-term debt	574.7	3.5	14.2	148.0	409.0
Capital lease obligations	19.7	1.4	2.8	15.5	–
Operating lease obligations	202.1	19.6	42.6	40.8	99.1

Accrual for Self-insured Liabilities

At the end of March 31, 2005, the Company’s accrual for self-insured general and professional liabilities was $77.5 million compared to $78.5 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $2.6 million in the 2005 first quarter. This was partially offset by an increase in the accrual of $1.1 million from the acquisition of ALC, and a $0.5 million change in the foreign exchange rate. Insurance coverage for ALC’s operations has been integrated with that of the Company’s. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first quarters of 2005 and 2004 for potential general and professional liability claims were both $3.7 million. Payments for self-insured liabilities during the same periods were $6.4 million and $5.2 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its discontinued operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these discontinued operations. Management anticipates that all claims associated with the past Florida and Texas operations will be settled by the end of 2006. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an independent actuarial review as at December 31, 2004, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $23.6 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of March 31, 2005 for estimated costs of self-insured liabilities.

The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $40.6 million at the end of March 2005, compared to $48.9 million at the end of 2004. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Off-balance Sheet Arrangements

The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources – Capital Structure – Interest Rate Swap and Cap Arrangements”. As of March 31, 2005, the fair value of the interest rate swaps designated as fair value hedges is a liability of $6.0 million (US$5.0 million) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

Credit and Interest Rates

The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.

For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future income and cash flows. At March 31, 2005, the Company had $329.0 million (US$272.0 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the balance of this debt remains constant, each one percentage point increase

(decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.

In addition, EHSI had $139.6 million (US$115.5 million) of variable rate debt outstanding at March 31, 2005, which rates generally move in a manner similar to the six-month LIBOR. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$1.2 million.

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company’s debt obligations and interest rate swaps as of March 31, 2005. It incorporates only exposures that existed at that date and does not consider exposures or positions that could arise subsequently or future interest rate movements. As a result, the information has limited predictive value. The Company’s ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

	Expected Maturities
	To the end
	of					After
(thousands of dollars unless otherwise noted)	2005	2006	2007	2008	2009	2009	Total

Canadian operations
Long-term debt
Fixed rate	2,776	13,883	4,219	20,784	4,327	89,908	135,897
Average interest rate	9.14%	8.55%	9.23%	6.71%	9.81%	9.81%	9.18%
Capital lease obligations (fixed rate)	1,710	2,450	2,651	2,868	3,104	122,623	135,406
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%
United States operations
Long-term debt
Fixed rate	2,048	3,238	6,744	31,762	2,156	389,088	435,036
Average interest rate	5.00%	5.21%	6.22%	4.78%	5.48%	7.93%	7.70%
Variable rate	1,461	2,083	2,092	2,142	111,965	19,907	139,650
Average interest rate	3.34%	3.21%	3.05%	2.96%	5.73%	2.05%	5.11%
Capital lease obligations (fixed rate)	700	472	538	611	3,163	–	5,484
Average interest rate	6.20%	6.17%	6.32%	6.46%	6.36%	–	6.35%
Interest rate swaps (fixed to variable):
Notional amount	–	–	–	–	–	332,640	332,640
Average pay rate (variable rate)	–	–	–	–	–	6.85%	6.85%
Average receive rate (fixed rate)	–	–	–	–	–	8.31%	8.31%
Interest rate caps				–
Notional amount	–	–	–	–	–	332,640	332,640

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2005 quarter. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2005 quarter, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.

Changes in Internal Control

There was no change in the Company’s internal control over financial reporting that occurred during the 2005 quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-looking Statements

Information provided by the Company from time to time, including this quarterly report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.

Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

Additional Information

Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended
(thousands of dollars except per share amounts)	March 31
	2005	2004

Revenue
Nursing and assisted living centres
United States	351,274	295,795
Canada	91,804	88,294
Outpatient therapy – U.S.	3,345	3,512
Home health – Canada	30,759	31,441
Other	10,879	10,530

	488,061	429,572
Operating and administrative costs	422,201	374,460

Earnings before undernoted	65,860	55,112

Lease costs	6,714	4,132
Depreciation and amortization	15,162	14,135
Interest, net	13,865	12,850
Valuation adjustment on interest rate caps	1,580	–
Loss (gain) from asset disposals, impairment and other items	(212)	(10,068)

Earnings before income taxes	28,751	34,063

Income taxes
Current	10,009	15,065
Future (reduction)	1,185	(6,889)

	11,194	8,176

Earnings from health care	17,557	25,887
Share of equity accounted earnings	606	2,452

Net earnings	18,163	28,339

Earnings per Subordinate Voting Share
Basic	0.26	0.41
Diluted	0.26	0.40
Earnings per Multiple Voting Share
Basic	0.24	0.41
Diluted	0.24	0.40

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
(thousands of dollars)	March 31
	2005	2004

Cash provided by (used in) operations
Net earnings	18,163	28,339
Adjustments for:
Depreciation and amortization	15,162	14,135
Provision for self-insured liabilities	3,711	3,672
Payments for self-insured liabilities	(6,362)	(5,236)
Future income taxes	1,185	(6,889)
Valuation adjustment on interest rate caps	1,580	–
Gain from asset disposals, impairment and other items	(212)	(10,068)
Undistributed share of earnings from equity investments	(606)	(2,452)
Other	834	325

	33,455	21,826
Net change in operating working capital, excluding cash
Accounts receivable	(35,502)	2,122
Inventories, supplies and prepaid expenses	(7,080)	(5,434)
Accounts payable and accrued liabilities	21,941	(13,239)
Income taxes	2,194	8,105

	15,008	13,380

Cash provided by (used in) investment activities
Property and equipment	(16,110)	(16,437)
Acquisitions, net of cash acquired (note 2)	(170,853)	(1,891)
Net proceeds from dispositions	–	18,526
Other assets	1,444	4,854

	(185,519)	5,052

Cash provided by (used in) financing activities
Issue of long-term debt	72,164	–
Repayment of long-term debt	(25,039)	(25,654)
Decrease in investments held for self-insured liabilities	8,477	5,712
Purchase of shares for cancellation	(34)	(1,184)
Financing costs	(154)	(41)
Other	4,765	2,903

	60,179	(18,264)

Foreign exchange gain on cash held in foreign currency	750	755

Increase (decrease) in cash	(109,582)	923
Cash and cash equivalents at beginning of period	156,193	74,846

Cash and cash equivalents at end of period	46,611	75,769

Cash and cash equivalents is comprised of:
Cash and short-term investments	58,815	75,769
Bank overdraft	12,204	–

	46,611	75,769

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the three months ended March 31, 2005 and 2004, was $15.4 million and $17.5 million, respectively. Cash taxes paid for each of the three months ended March 31, 2005 and 2004, were $7.8 million and $7.0 million, respectively.

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2005	2004

Assets
Current assets
Cash and short-term investments	58,815	156,193
Accounts receivable	180,427	140,761
Income taxes recoverable	–	2,916
Future income taxes	20,769	19,296
Inventories, supplies and prepaid expenses	28,607	13,312

	288,618	332,478
Property and equipment	1,138,852	767,401
Goodwill and other intangible assets	89,906	89,683
Other assets	162,091	168,238

	1,679,467	1,357,800
Equity accounted investments	69,159	68,531

	1,748,626	1,426,331

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	12,204	–
Accounts payable	26,787	30,611
Accrued liabilities	233,164	184,235
Accrual for self-insured liabilities	23,587	30,050
Current maturities of long-term debt	11,203	7,251
Income taxes payable	1,009	–

	307,954	252,147
Accrual for self-insured liabilities	53,925	48,487
Long-term debt	850,270	613,651
Other long-term liabilities	43,360	34,879
Future income taxes	19,085	20,180

	1,274,594	969,344
Share capital and contributed surplus	314,778	312,707
Retained earnings	166,737	151,903
Foreign currency translation adjustment account	(7,483)	(7,623)

	1,748,626	1,426,331

Closing US/Cdn. dollar exchange rate	1.2096	1.2020

EXTENDICARE INC.
Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended
(thousands of dollars)	March 31
	2005	2004

Retained Earnings
Balance at beginning of period	151,903	31,959
Earnings for the period	18,163	28,339
Purchase of shares in excess of book value	(6)	(741)
Preferred share dividends	(170)	(175)
Common share dividends	(3,153)	–

Balance at end of period	166,737	59,382

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.

2. Acquisitions

On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of US$144.2 million. ALC has a portfolio of 177 assisted living properties, which comprise 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI currently operates. The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using US$29.2 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare’s Canadian operations. ALC had operating cash on hand of $8.1 million (US$6.5 million) at the date of acquisition. The acquisition was accounted for as a purchase transaction. The Company is in the process of, and will complete by the end of 2005, the valuation of ALC’s net assets acquired. Finalization of the valuation may alter the preliminary purchase price allocation along with depreciation and amortization. The following table represents the Company’s estimated preliminary impact of the acquisition and the allocation of the purchase price as previously reported in its annual report and the adjustments to its estimates as of March 31, 2005.

Preliminary Valuation of Acquired Assets and Liabilities

	Previously
	Reported	Adjustments	Current

(millions of dollars)	US$	US$	US$	C$

Assets
Current assets	12.3	5.5	17.8
Property and equipment	315.5	(24.7)	290.8
Goodwill	1.5	(1.5)	–
Other long-term assets	6.8	(5.3)	1.5
Future income taxes	–	3.0	3.0

Total assets	336.1	(23.0)	313.1	388.6

Liabilities
Current liabilities	23.6	(0.4)	23.2
Long-term debt	141.0	–	141.0
Capital lease obligations	14.5	(14.5)	–
Other long-term liabilities	6.4	(1.7)	4.7
Future income taxes	6.7	(6.7)	–

Total liabilities	192.2	(23.3)	168.9	209.6

Purchase price	143.9	0.3	144.2	179.0

ALC’s financial results for the two months ended March 31, 2005, are included in the consolidated results of the Company for the three months ended March 31, 2005.

In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through to 2015. Under the terms of the master lease agreements, the initial 10-year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms at the option of EHSI. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

2005 through 2008 will be US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any extended term will increase a minimum of 2% over the minimum rent of the immediately preceding year. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of scheduled rent increases on a straight-line basis over the lease term (note 10).

3. Loss (Gain) from Asset Disposals, Impairment and Other Items

For the three months ended March 31, 2005, the Company has reported a net gain of $0.2 million in the earnings statement as a loss (gain) from asset disposals, impairment and other items. EHSI sold non-core assets for $2.3 million (US$1.9 million) for a pre-tax gain of $0.5 million. Also, EHSI prepaid in full $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds and payment of a mortgage of $6.5 million (US$5.3 million) that resulted in the pre-tax write off of $0.3 million of deferred financings costs.

For the three months ended March 31, 2004, the Company reported in its earnings statement a net pre-tax gain of $10.1 million as loss (gain) from asset disposals, impairment and other items. The Company sold two Ontario homes (275 beds) for gross proceeds of $19.6 million resulting in a pre-tax gain of $12.7 million or $12.3 million after tax. The gain on the sale of the Ontario facilities was substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes.

In addition, during the first quarter of 2004, EHSI prepaid in full $16.9 million (US$13.0 million) of Industrial Development Revenue Bonds that resulted in the pre-tax write off of $0.5 million (US$0.3 million) of deferred financings costs. EHSI also recorded a pre-tax loss on impairment of assets in the first quarter of 2004 of $2.1 million (US$1.6 million). The combined after-tax charge for this impairment loss and the write-off of deferred financing costs totalled $1.6 million. With regard to this impairment charge, EHSI made a formal decision to close an 86-bed nursing facility based upon its evaluation of two nursing facilities that operated adjacent to one another in Indiana, both of which required capital renovations. After its evaluation, management decided, subject to State approval, to consolidate the two operations into one renovated facility that upon completion, would accommodate all residents within both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations has been approved by the State of Indiana and is expected to be completed by September 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets.

4. Property and Equipment

As of March 31, 2005, outstanding capital expenditure commitments totalled $4.3 million for ECI and $20.9 million (US$17.3 million) for EHSI, including EHSI’s development projects. At March 31, 2005, EHSI has 10 new development projects in progress as part of Phase I and Phase II plans, which are expected to add 18 nursing beds and 317 assisted living units in 2005 and 2006. The total estimated cost of these projects is $41.0 million (US$33.9 million) of which US$5.7 million was spent in the first quarter of 2005 and US$15.0 million in total has been spent as of March 31, 2005.

5. Goodwill and Other Intangible Assets

Included in goodwill and other intangible assets are intangible assets related to leasehold rights, which are amortized over the term of the lease including renewal options. As at March 31, 2005, these assets had a gross carrying value of $12.1 million and accumulative amortization of $10.1 million, for a net book value of $2.0 million. The aggregate amortization expense for each of the three-month periods ended March 31, 2005 and 2004, was $0.3 million and $0.4 million, respectively.

6. Equity Accounted Investments

Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for each of the three-month periods ended March 31, 2005 and 2004, was $0.6 million and $2.5 million, respectively. There were no dividends paid in the first quarters of 2005 and 2004.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

7. Long-term Debt

The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including current maturities of long-term debt, of US$144.4 million and increasing its revolving credit facility by US$60.0 million to finance the transaction. As of March 31, 2005, the Company’s long-term debt consisted of:

	March 31		Dec. 31
	2005		2004

(millions of dollars)	US$	C$	C$

Payable in United States dollars
EHSI
Senior Subordinated Notes at 6.875%, due 2014	122.1	147.7	146.7
Senior Notes at 9.50%, due 2010	149.7	181.1	180.0
Revolving Credit Facility at variable rates, due 2009	58.0	70.2	–
Notes payable, varying rates, maturing through to 2009	0.9	1.1	7.6
Mortgages and Industrial Development Revenue Bonds	4.3	5.2	16.6

ALC
Red Mortgage Capital Note 6.24%, due 2014	37.0	44.8	–
GE Capital Term loan and Credit Facility at variable rates, due 2009	35.5	42.9	–
DMG Mortgage notes payable, 7.58% to 8.65%, due 2008	28.1	34.0	–
Revenue Bonds at variable rates, maturing through 2018	22.0	26.6	–
Oregon Trust Deed Notes, 0.25% to 10.90%, maturing 2020 through to 2026	9.8	11.8	–
HUD Insured Mortgages, 7.40% to 7.55%, due 2036	7.7	9.3	–
Capital lease obligations, 2.84% to 13.54%, maturing through to 2009	12.8	15.5	–

Payable in Canadian dollars
Mortgages, 5.81% to 9.81%, maturing through 2013		135.9	136.8
Obligations under capital leases		135.4	133.2

		861.5	620.9
Less: due within one year and included in current liabilities		11.2	7.2

		850.3	613.7

Revolving Credit Facility

In January 2005 EHSI amended its revolving credit facility (the “Credit Facility”) to permit a loan from its U.S. parent, Extendicare Holdings, Inc., to partially finance the acquisition of ALC. The ALC debt that EHSI assumed in the acquisition is non-recourse to EHSI and the debt and earnings of ALC are excluded from existing financial covenants under EHSI’s Credit Facility. EHSI is restricted from borrowing further under its Credit Facility and under the ALC credit facility to finance any ALC operating deficiencies and all cash flow from ALC will be retained within the ALC operations. ALC’s cash at March 31, 2005, was $5.5 million (US$4.5 million).

As of March 31, 2005, EHSI had borrowings under its Credit Facility of US$58.0 million relating to the acquisition of ALC. There were no borrowings as of December 31, 2004. The unused portion of the Credit Facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$17.4 million, was US$79.6 million as of March 31, 2005.

The Credit Facility requires that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of its financial covenants as of March 31, 2005.

Red Mortgage Capital Note 6.24% due 2014

The Red Mortgage Capital Note has a fixed interest rate of 6.24%, has a 25-year principal amortization and is secured by 24 assisted living facilities within ALC. The Red Mortgage Capital Note was entered into by subsidiaries of ALC and is non-recourse to ALC, subject to a limited guarantee by ALC.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

GE Capital Term Loan and GE Capital Credit Facility due 2009

The GE Capital Term Loan (“GE Term Loan”) and the GE Capital Credit Facility (“GE Credit Facility”) were entered into by ALC in December 2003. The GE Term Loan and GE Credit Facility mature in 2009 and are secured by a collective pool of 30 of ALC’s assisted living facilities. The GE Term Loan requires monthly interest payments and principal reductions based on a 25-year principal amortization schedule, with a balloon payment at maturity. The GE Credit Facility is for US$15.0 million and has the same payment terms as the GE Term Loan. Under the GE Credit Facility, a fee is charged on the unused borrowing capacity at a rate of 0.75% per year, which is paid quarterly. Both the GE Term Loan and GE Credit Facility accrue interest at LIBOR plus 4.0%, with an interest rate floor of 5.75%. The GE Term Loan and the GE Credit Facility both contain financial covenants that require a certain level of financial performance for ALC’s GE-financed assisted living facilities. The GE Term Loan and GE Credit Facility were entered into by subsidiaries of ALC and are non-recourse to ALC, subject to a limited guaranty by ALC. ALC had no borrowings on the GE Credit Facility as of March 31, 2005. ALC is in compliance with the GE covenants at March 31, 2005.

DMG Mortgage Notes Payable due 2008

DMG Mortgage notes payable include three fixed-rate notes that are secured by 13 ALC assisted living facilities located in Texas, Oregon and New Jersey. These notes collectively require monthly principal and interest payments of US$230,000, with balloon payments of US$11.8 million, US$5.3 million and US$7.2 million due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.6% to 8.7%.

Revenue Bonds

Variable rate Revenue Bonds include three variable rate revenue bonds secured by 15 of ALC’s assisted living facilities located in the States of Washington, Idaho and Ohio. ALC has a series of Reimbursement Agreements with U.S. Bank for letters of credit that support certain of ALC’s variable rate Revenue Bonds. The letters of credit expire in July 2005 and have an annual commitment fee of approximately 2.0%. The total amount of these letters of credit was approximately US$22.8 million as of March 31, 2005.

For the Revenue Bonds at March 31, 2005: the Washington bonds had an interest rate of 2.1% and were secured by a US$7.1 million letter of credit and buildings, land, furniture and fixtures of the five Washington assisted living facilities; the Idaho bonds had an interest rate of 2.1% and were secured by a US$6.2 million letter of credit and buildings, land, furniture and fixtures of four Idaho assisted living facilities; and the Ohio bonds had an interest rate of 2.0% and were secured by a US$10.3 million letter of credit and buildings, land, furniture and fixtures of six Ohio assisted living facilities.

Under debt agreements relating to the Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment.

ALC’s Reimbursement Agreements with U.S. Bank contain financial covenants, which include the following: (1) minimum net worth; (2) minimum debt service coverage; (3) minimum liquidity; and (4) minimum earnings of ALC. Failure to comply with these covenants could constitute an event of default, which would allow U.S. Bank to declare any amounts outstanding under the loan documents to be due and payable. The agreements also require ALC to deposit US$0.5 million in cash collateral with U.S. Bank in the event certain regulatory actions are commenced with respect to the properties securing ALC’s obligations to U.S. Bank. U.S. Bank is required to release such deposits upon satisfactory resolution of the regulatory action. ALC is in compliance with the U.S. Bank financial covenants at March 31, 2005.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes are secured by buildings, land, and furniture and fixtures of six ALC assisted living facilities in Oregon. The notes are payable in monthly instalments including interest at effective rates ranging from 7.4% to 9.0%. Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment. ALC is also required to maintain a capital replacement escrow

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

account to cover expected capital expenditure requirements for the leased properties. This escrow account had a balance of $65,000 (US$54,000) as of March 31, 2005, which is included in other assets.

HUD Insured Mortgages due 2036

The Housing and Urban Development (HUD) insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate ALC assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036, and collectively require monthly principal and interest payments. The loans bear interest at fixed rates ranging from 7.40% to 7.55%.

Capital Lease Obligations

In March 2005 ALC amended its lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, relating to five of its assisted living facilities located in Oregon, which provided ALC with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of US$12.8 million was recorded, which represents the estimated market value of the properties as of March 31, 2005, and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009 (note 10).

During the first quarter of 2005, ECI amended its 2001 agreement entered into with BCP Long-Term Care Facilities Inc. covering financing for eight of ECI’s new Ontario nursing homes under 25-year capital lease arrangements. The amendment altered the $5.0 million security for a debt service reserve to be entered into after construction and for the duration of the term of the leases, from a letter of credit to a charge on an Ontario nursing home owned and operated by the Company.

Mortgage Notes Payable and Industrial Development Revenue Bond

In January 2005 EHSI prepaid in full a US$9.5 million variable rate Industrial Development Revenue Bond, due 2014, which resulted in a charge to income of US$0.1 million to write off deferred financing costs. Also, in February 2005 EHSI prepaid in full a mortgage totalling US$5.3 million, which resulted in a charge to income of US$0.1 million to write off deferred financing costs.

Other

Principal payments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases, after giving effect to renewal privileges, are as follows:

Year	(thousands of dollars)

2005	6,278
2006	19,203
2007	13,056
2008	54,688
2009	118,448

8. Share Capital

During the three months ended March 31, 2005, the Company purchased 1,100 Class I Preferred Shares at a cost of $28,000 pursuant to the purchase obligation. During the first quarter of 2005, 555,500 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $1.9 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $2.1 million. As a result of these transactions, the carrying value of capital stock increased by $2.1 million and retained earnings was charged with $6,000 attributable to the cost of purchases in excess of their carrying value.

For the three months ended March 31, 2004, the Company purchased 400 Class I Preferred Shares at a cost of $10,000 pursuant to a purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 92,500 Subordinate Voting Shares and 1,000 Multiple Voting Shares at a cost of $1.2 million. In addition, during the three months, 276,750 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $1.3 million. As a result of these transactions, the carrying value of capital stock increased by $0.8 million and retained earnings was charged with $0.7 million attributable to the cost of purchases in excess of their carrying value.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

For awards under the Stock Option Plan that include tandem share appreciation rights (SARs), the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the three months ended March 31, 2005, the Company accrued $0.6 million (2004 – nil) of compensation expense associated with tandem SARs granted.

The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation of $38,000 for the three months ended March 31, 2005 (2004 – $48,000). Contributed surplus increased by $25,000 to $343,000 (2004 – $48,000 to $192,000) at the end of March 2005, after $13,000 of adjustments for a portion of the stock options that were exercised.

On February 22, 2005, the Board granted 501,000 tandem SARs pursuant to the Stock Option Plan at an exercise price of $18.00 per share, and on March 16, 2005, the Board granted 10,000 tandem SARs at an exercise price of $18.40 per share. The exercise prices were based on the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on February 22, 2015 and March 16, 2015, respectively.

As at March 31, 2005, 3,259,500 Subordinate Voting Shares have been reserved under the Stock Option Plan of which a total of 1,192,350 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.60 to $18.40 per share, and expire between May 2, 2005 and March 16, 2015. During the three months ended March 31, 2005, 11,125 options expired and/or were cancelled.

Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended
(thousands of dollars except per share amounts)	March 31

	2005	2004

Net earnings for the period	18,163	28,339
Compensation expense related to fair value of stock options, after taxes of $nil	(41)	(93)

Pro forma net income for the period	18,122	28,246

Earnings per Subordinate Voting Share, reported and pro forma (dollars)
Basic	0.26	0.41
Diluted	0.26	0.40

Earnings per Multiple Voting Share, reported and pro forma (dollars)
Basic	0.24	0.41
Diluted	0.24	0.40

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

9. Earnings per Share

The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended
(thousands of dollars unless otherwise noted)	March 31

	2005	2004

Numerator for basic and diluted earnings per share
Net earnings for the period	18,163	28,339
Dividends on preferred shares	(169)	(177)

Net earnings after preferred share dividends	17,994	28,162
Subordinate Voting preferential dividend	(1,421)	–

Total for basic earnings per share	16,573	28,162
Dilutive Subordinate Voting preferential dividend	(24)	–

Total for diluted earnings per share	16,549	28,162

Denominator for basic and diluted earnings per share (thousands)
Weighted average number of:
Subordinate Voting Shares	56,845	56,686
Multiple Voting Shares	11,903	11,912

Total for basic earnings per share	68,748	68,598
Dilutive Subordinate Voting Share stock options (1)	946	1,476

Total for diluted earnings per share	69,694	70,074

Earnings per Subordinate Voting Share (dollars) (2)
Basic	0.26	0.41
Diluted	0.26	0.40
Earnings per Multiple Voting Share (dollars)
Basic	0.24	0.41
Diluted	0.24	0.40

(1)	For the three months ended March 31, 2005, 511,000 stock options were excluded from the calculation of dilutive stock options as their strike prices ranged from $18.00 to $18.40, which was above the average market price for the period. There were no stock options excluded from this calculation for the three months ended March 31, 2004.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.025 per share in the first quarter of 2005, and nil in 2004.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

10. Other Commitments

With the acquisition of ALC on January 31, 2005, there was a significant increase in the lease commitments of the Company. At March 31, 2005, for the fiscal years, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2005	11,122	20,889	32,011
2006	14,349	23,791	38,140
2007	14,384	21,083	35,467
2008	14,421	21,286	35,707
2009	26,931	21,236	48,167
Thereafter	225,449	100,580	326,029

Total minimum payments	306,656	208,865	515,521

Less amount representing interest	155,766

Obligations under capital leases	150,890

ALC has five leased properties with ALF in the State of Oregon and five leased properties with LTC in the State of Washington. ALF obtained funding for its leased properties through the sale of Revenue Bonds issued by the State of Oregon, Housing and Community Services Department (OHCS), and LTC obtained funding through the Washington State Housing Finance Commission (WSHFC) for the LTC leases. Pursuant to the Lease Approval Agreements with OHCS and WSHFC and the lessor, the agreements obligate ALC to comply with the terms and conditions of the underlying trust deed relating to the leased properties and to comply with the terms of certain regulatory agreements that provide, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment. ALC is also required to maintain a capital replacement escrow account for the ALF leases to cover expected capital expenditure requirements for the leased properties. This escrow account had a balance of $65,000 (US$54,000) as of March 31, 2005, which is included in other assets.

11. Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. In 2004 EHSI was aware of investigations by these units involving one facility in Wisconsin and one in Kentucky. As a result of facility citations for survey deficiencies in the nursing facility in Chippewa Falls, Wisconsin, EHSI agreed with the State of Wisconsin to transfer the operations for three years effective August 1, 2004, to Benedictine Health Dimensions, Inc., another long-term care provider. Also, as of December 31, 2004, EHSI was in the final negotiations with the State to settle all outstanding issues and it accrued for estimated fines and penalties to be assessed. In March 2005, EHSI reached a settlement with the State for all of the issues, which was within amounts accrued. The investigation of the Kentucky facility has been inactive for a substantial period of time.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

12. Segmented Information

	Three months ended
(millions of dollars)	March 31

	2005		2004

Revenue
United States	363.3		308.0
Canada	124.7		121.6

	488.1	(2)	429.6

EBITDA (1)
United States	49.2		43.7
Canada	9.9		7.3

	59.1		51.0

Health Care Net Earnings
United States	15.2		13.2
Canada	2.3		12.7

	17.6	(2)	25.9

	Mar. 31	Dec. 31
(millions of dollars)	2005	2004

Goodwill
United States(3)	87.8	87.3
Canada	0.1	0.1

	87.9	87.4

Health Care Assets
United States	1,312.3	921.6
Canada	367.2	436.2

	1,679.5	1,357.8
Equity accounted investments	69.1	68.5

Total Consolidated Assets	1,748.6	1,426.3

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

(2)	Does not add due to rounding.

(3)	The change in United States goodwill is primarily due to foreign currency translation of U.S. operations.

13. Employee Future Benefits

The future benefit expense of the Company’s defined benefit pension plans for each of the three-month periods ended March 31, 2005 and 2004, was $0.6 million and $0.8 million, respectively.

14. Related Party Transaction

Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the first quarter of 2004 was $0.3 million.

15. Subsequent Event

In May 2005 EHSI entered into a definitive agreement to acquire a 127-bed nursing facility in Kentucky for cash of $10.0 million (US$8.3 million). EHSI anticipates completing the acquisition on May 31, 2005.

Facility Location and Resident Capacity

			Assisted Living and
at March 31, 2005	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Ohio	29	3,034	19	779	–	–	48	3,813
Pennsylvania	25	2,895	17	648	–	–	42	3,543
Indiana	20	1,944	22	889	–	–	42	2,833
Wisconsin	24	2,024	11	512	–	–	35	2,536
Washington	15	1,559	24	1,013	–	–	39	2,572
Texas	–	–	42	1,689	–	–	42	1,689
Kentucky	18	1,506	1	55	–	–	19	1,561
Minnesota	10	1,276	1	60	–	–	11	1,336
Oregon	3	199	20	703	–	–	23	902
Idaho	2	194	9	344	–	–	11	538
Arizona	–	–	9	400	–	–	9	400
South Carolina	–	–	9	351	–	–	9	351
Nebraska	–	–	9	324	–	–	9	324
New Jersey	–	–	8	312	–	–	8	312
Iowa	–	–	6	224	–	–	6	224
Louisiana	–	–	4	173	–	–	4	173
Delaware	1	120	–	–	–	–	1	120
West Virginia	1	120	–	–	–	–	1	120
Michigan	–	–	3	117	–	–	3	117

Total United States	148	14,871	214	8,593	–	–	362	23,464

Canada
Ontario	52	7,761	1	493	1	120	54	8,374
Alberta	14	1,183	–	–	–	–	14	1,183
Saskatchewan	5	654	–	–	–	–	5	654
Manitoba	5	762	–	–	–	–	5	762

Total Canada	76	10,360	1	493	1	120	78	10,973

TOTAL	224	25,231	215	9,086	1	120	440	34,437

By Type of Ownership
United States
Owned	132	13,033	153	6,271	–	–	285	19,304
Leased	9	1,025	56	2,167	–	–	65	3,192
Managed	7	813	5	155	–	–	12	968

Total United States	148	14,871	214	8,593	–	–	362	23,464

Canada
Owned	45	6,079	–	–	–	–	45	6,079
Leased	9	1,155	–	76	–	–	9	1,231
Managed	22	3,126	1	417	1	120	24	3,663

Total Canada	76	10,360	1	493	1	120	78	10,973

TOTAL	224	25,231	215	9,086	1	120	440	34,437

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE only)	Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com

Corporate Information

Extendicare Inc.’s 2004 Annual Report is available for viewing or printing on the Company’s website, in addition to news releases, quarterly reports and other filings with the securities commissions.
Printed copies are available upon request to the Corporate Secretary.

Visit Extendicare’s website @ www.extendicare.com